EXHIBIT 77H

For RiverSource Disciplined Small Cap Value Fund:

During the six-month fiscal period ended July 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For RiverSource Disciplined Small and Mid Cap Equity Fund:

During the six-month fiscal period ended July 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and RiverSource Retirement Plus funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.